FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Sees Significant Increase in Mineral Reserves and Resources at Island Gold

Toronto, Ontario (September 5, 2018) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported an updated National Instrument 43-101 compliant Mineral Reserve and Resource estimate for its Island Gold Mine as of June 30, 2018. This incorporates exploration drilling completed during the first half of 2018, the majority of which was released in the May 24, 2018 exploration update. A summary of updated Mineral Reserves and Resources by category as at June 30, 2018 compared to December 31, 2017 is outlined in the table below.

Island Gold Mineral Reserves and Resources (Mineral Resources Exclusive of Reserves)
	June 30, 2018			December 31, 2017			Change
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Ounces		Grade
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)%		%
Proven Mineral Reserves	906	12.86	375	807	11.14	289	86	30%	16%
Probable Mineral Reserves	1,884	9.64	584	1,896	9.81	598	-14	-2%	-2%
Proven & Probable Mineral Reserves	2,790	10.69	959	2,703	10.20	887	72	8%	5%
Measured Mineral Resources	35	4.83	5	48	4.46	7	-1	-21%	8%
Indicated Mineral Resources	806	8.32	216	542	5.98	104	111	107%	39%
Measured & Indicated Mineral Resources	841	8.18	221	591	5.86	111	110	99%	40%
Inferred Mineral Resources	3,673	9.99	1,180	2,958	9.55	908	271	30%	5%

•
Proven and Probable Mineral Reserves increased 129,000 ounces before mining depletion. Net of mining depletion, Mineral Reserves increased 8%, or 72,000 ounces, to 959,000 ounces, (2,790 thousand tonnes (“kt”) grading 10.69 grams per tonne of gold (“g/t Au”)).

•	Mineral Reserve grades increased 5% to 10.69 g/t Au

•	Measured and Indicated Mineral Resources increased 99%, or 110,000 ounces, to 221,000 ounces while grades increased 40% to 8.18 g/t Au (841 kt grading 8.18 g/t Au)

•	Inferred Mineral Resources increased 30%, or 271,000 ounces, to 1,180,000 ounces with grades increasing 5% to 9.99 g/t Au (3,673 kt grading 9.99 g/t Au)

•	Since the acquisition of Island Gold in November 2017, Mineral Reserves and Resources have continued to grow:

•
Proven and Probable Mineral Reserves have increased 365,000 ounces before mining depletion, or 207,000 ounces, net of mining depletion of 158,000 ounces since the start of 2017. Mineral Reserve grades have increased 17%

•	Measured and Indicated Mineral Resources have increased 142%, or 130,000 ounces

•	Inferred Mineral Resources have increased 18%, or 184,000 ounces

•
An $18 million exploration budget in 2018 is driving growth. This Mineral Reserve and Resource update incorporated a total of 65,500 metres (“m”) of drilling completed across 432 holes during the first half of 2018. A further 84,000 m of surface and underground exploration and delineation drilling has been budgeted for the second half of 2018

“Island Gold continues to grow in both size and quality. In the nine months since we acquired Island Gold, Mineral Reserves and Resources have grown in all categories while Mineral Reserve grades have increased

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17%. As 2018 drilling unfolds, we see excellent potential for this growth to continue,” said John A. McCluskey, President and Chief Executive Officer.
2018 Exploration Program
The focus of the 2018 exploration drilling program is on expanding the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources. Drilling is being conducted across three main areas of focus along the two kilometre long Island Gold Main Zone including; the Main Extension; the Eastern Extension; and the Western Extension. The 2018 program has been successful in extending high grade gold mineralization across all three areas with the bulk of the Mineral Resource increase coming in the Main Extension where the majority of the surface exploration drill holes have been concentrated. The exploration program has also been successful in adding to Mineral Reserves within the Eastern Extension as well as in the Main C Zone.
A total of 65,500 m of drilling across 432 holes was completed during the first half of 2018 and incorporated into Mineral Reserves and Resources as of June 30, 2018. This included 22,500 m of surface directional exploration drilling, 16,300 m of underground exploration drilling, 11,100 m of underground delineation drilling and 15,600 m of underground definition drilling. New highlight intercepts that were incorporated into updated Mineral Reserves and Resources can be found in Figures 1 to 4 and Tables 1 to 3 at the end of this release.
A further 84,000 m has been budgeted for the second half of 2018 with the objective of extending high grade mineralization and adding near-mine Mineral Resources across all three areas of focus. A significant portion of the surface exploration drilling planned for the second half of 2018 will be at wider drill spacing than required for inclusion to Inferred Mineral Resources and focused on regional targets. As such the Company is not expecting the same pace of Mineral Resource growth with the December 31, 2018 update.
Mineral Reserves
Proven and Probable Mineral Reserves increased by 129,000 ounces, or 72,000 ounces net of mining depletion through the first half of 2018, to 959,000 ounces of gold. Mineral Reserve grades increased 5% to 10.69 g/t Au. Since the acquisition of Island Gold in November 2017, Mineral Reserves have increased 365,000 ounces, or 207,000 ounces net of mining depletion of 158,000 ounces since the start of 2017. Mineral Reserve grades have also increased 17% as the deposit continues to grow in size and quality. Since the end of 2014, Mineral Reserves have increased by nearly 800,000 ounces, net of mining depletion of nearly 300,000 ounces, while grades have increased nearly 70% from 6.39 g/t Au to 10.69 g/t Au.
Approximately 65% of the 129,000 ounce increase in Mineral Reserves (as of June 30, 2018), prior to mining depletion, came through a combination of underground delineation and exploration drilling in the Main Zone and Eastern Extension. Underground drilling conducted from the 340, 620 and 840 metre level exploration drifts was successful in converting existing Inferred Mineral Resources to higher classifications including Indicated Mineral Resources and Proven and Probable Mineral Reserves. The program was also successful in adding new Indicated and Inferred Mineral Resources (as discussed below).
The remaining growth in Mineral Reserves was driven by an increase in grades within developed ore blocks in the Main C Zone. The higher grades were the result of an increase in the capping factor applied to face samples in development headings in the Main C Zone to 125 g/t Au, from 65 g/t Au. The increase in the capping factor was supported by a statistical analysis incorporating ongoing channel sampling and positive grade reconciliation of 15% from actual mining results since the end of 2016.
Mineral Resources
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) nearly doubled to 221,000 ounces while grades increased 40% to 8.18 g/t Au. The majority of the increase was within the Eastern Extension.
Inferred Mineral Resources increased 30% to 1,180,000 ounces while grades increased 5% to 9.99 g/t Au. This included the addition of 510,000 ounces during the first six months of 2018 prior to mining depletion and the conversion to higher classifications for a net increase of 271,000 ounces. Inferred Mineral Resources

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were added in all three areas of focus with the majority coming in the Main Extension where most of the surface exploration drilling has been concentrated.
Mineral Resource additions by area are detailed as follows.
Main Extension (Figure 2)
A total of 390,000 ounces of Inferred Mineral Resources were added within the Main Extension. The bulk of the increase was in an area of focus down-plunge from existing Mineral Reserves where gold mineralization had been extended up to 1.2 kilometres. Exploration drilling in 2017 and through the first half of 2018 has successfully defined a new Inferred Mineral Resource in this area totaling 314,000 ounces and grading 11.20 g/t Au.
This has extended Inferred Mineral Resources a further 500 m and this east-plunging high-grade ore shoot remains open down-plunge. Surface directional drilling in the second half of 2018 will be focused on further extending high-grade mineralization with the objective of defining additional Mineral Resources.
Eastern Extension (Figure 3)
Indicated Mineral Resources increased 77,000 ounces within the Eastern Extension while Inferred Mineral Resources decreased 22,000 ounces reflecting the conversion to higher categories. Through a mix of underground delineation and exploration drilling, new Indicated and Inferred Mineral Resources were defined below existing Mineral Reserves while existing Inferred Mineral Resources were upgraded to higher Resource and Reserve classifications (as noted above). This area remains open at depth and will be an ongoing focus of underground drilling from the 620 level in the second half of 2018. Surface directional drilling is also planned to test this area between a depth of 900 and 1,300 m this fall.
Western Extension (Figure 4)
A total of 30,000 ounces of Inferred Mineral Resources were added in the Western Extension through limited drilling with two holes completed through first half of 2018. Surface directional drilling during the second half of 2018 will be focused on expanding high-grade mineralization which remains open laterally and down-plunge from existing Inferred Mineral Resource blocks.
Approximately 88,000 ounces of the increase in Inferred Mineral Resources came through an increase in the capping factor applied to drilling assays east of the post mineralization dykes (Figure 1). This represents less than 8% of the total Inferred Mineral Resource of 1,180,000 ounces. The majority of Mineral Resources are located east of the dykes and ongoing drilling has been incorporated into a statistical study supporting an increase in the capping factor to 100 g/t Au, from 70 g/t Au.
A $1,250 per ounce gold price assumption was used in estimating Mineral Reserves and $1,400 per ounce assumption was used for estimating Mineral Resources as of June 30, 2018, both unchanged from 2017. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. With the exception of the above noted change in capping factors in the C and E1E Zones, all other parameters used in estimating Mineral Reserves and Resources as of June 30, 2018 are unchanged from 2017.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Assays for the delineation and exploration drilling were done at LabExpert in Rouyn-Noranda, PQ. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to

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monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws ("Forward-looking Statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are Forward-looking Statements. Forward-looking Statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is expected", "anticipates", "plans" or “is planned”, “trends”, "estimates", "intends" or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking Statements in this news release include the statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to Proven and Probable Mineral Reserves, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Alamos cautions readers not to place undue reliance on the forward-looking statements in the information and content on this news release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the Forward-looking Statements. These factors include, but are not limited to: risks related to obtaining and maintaining necessary permits, licenses and authorizations required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined and fluctuations the price of gold.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information From and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and

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the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in the Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Figure 1: Island Gold Mine Main Zone Longitudinal - Mineral Reserves and Resources as of June 30, 2018

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Figure 2: Island Gold Mine Main Zone Longitudinal - Main Extension

Inferred Resource (June 2018)
999,200 tonnes @ 9.69 g/t Au
311,200 ounces (undiluted)
MH9-11
15.18 g/t Au (15.18 g/t Au cut) / 4.40 m
New Inferred Resource (June 2018)
134,800 tonnes @ 14.17 g/t Au
61,400 ounces Au (undiluted)
MH9-10
8.22 g/t Au (8.22 g/t Au cut) / 3.36 m
MH10-9
13.77 g/t Au (13.77 g/t Au cut) / 5.38 m
New Inferred Resource (June 2018)
873,400 tonnes @ 11.20 g/t Au
314,500 ounces Au (undiluted)
- 1 500 m
- 1 500 m
Assays cut to 225 g/t Au
Assays cut to 100 g/t Au
OPEN
100m
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
New Probable Reserves
New Indicated Resources
New Inferred Resources
Diabase Dyke
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
New Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Previously Released Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres

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Figure 3: Island Gold Mine Main Zone Longitudinal - Eastern Extension

LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
New Probable Reserves
New Indicated Resources
New Inferred Resources
Diabase Dyke
New Drillhole Intersections
Previously Released Drillhole Intersections
Drillhole assays cut to 100 g/t Au
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
340 Level
620 Level
620-598-01
12.26 g/t Au (12.26 g/t Au cut) / 3.20m
620-598-07
7.30 g/t Au (7.30 g/t Au cut) / 2.73m
620-598-02
22.34 g/t Au (22.34 g/t Au cut) / 3.20m
620-592-47
10.50 g/t Au (10.50 g/t Au cut) / 2.11m
620-598-05
8.97 g/t Au (8.97 g/t Au cut) / 2.41m
620-592-45
35.44 g/t Au (31.28 g/t Au cut) / 2.34m
620-592-48
17.83 g/t Au (17.35 g/t Au cut) / 3.04m
620-592-40
4.33 g/t Au (4.33 g/t Au cut) / 2.15m
620-592-38
22.23 g/t Au (17.05 g/t Au cut) / 2.21m
620-543-63
6.48 g/t Au (6.48 g/t Au cut) / 2.18m
620-543-61
21.59 g/t Au (21.59 g/t Au cut) / 3.12m
New Indicated Resource (June 2018)
151,100 tonnes @ 15.02 g/t Au
73,000 ounces Au (undiluted)
OPEN
100m
- 1 000 m
- 1 000 m

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Figure 4: Island Gold Mine Main Zone Longitudinal - Western Extension

- 1 000 m
100m
OPEN
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
New Probable Reserves
New Indicated Resources
New Inferred Resources
Diabase Dyke
New Drillhole Intersections
Previously Released Drillhole Intersections
Drillhole assays cut to 225 g/t Au
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres

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Table 1: Island Gold - Previously Unreleased Select Composite Intervals from Surface Directional Exploration Drilling used in the June 30, 2018 Mineral Reserve and Resource Update

Composite intervals greater than 3 g/t Au weighted average, capping values per zone: Zone E1E @ 100 g/t Au; Zone Unknown @ 70 g/t. Target area: Main Extension (Main Ext), Western Extension (Western Ext)

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth
MH9-10	E1E	Main Ext	1,435.55	1,439.80	4.25	3.36	8.22	8.22	1,349
MH9-11	E1E	Main Ext	1,482.50	1,489.08	6.58	4.40	15.18	15.18	1,414
MH10-9	E1E	Main Ext	1,506.60	1,513.30	6.70	5.38	13.77	13.77	1,404
LC-415-04-3	Unknown	Western Ext	1,076.00	1,078.00	2.00	1.37	11.06	11.06	1,034
MH4-7	Unknown	Western Ext	1,175.50	1,180.25	4.75	3.21	20.81	20.81	987
MH4-7	Unknown	Western Ext	1,188.35	1,200.40	12.05	8.10	10.44	10.44	1,000
MH4-7	Unknown	Western Ext	1,220.40	1,225.65	5.25	3.51	16.04	16.04	1,024

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established.

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Table 2: Island Gold - Previously Unreleased Select Composite Intervals from Underground Exploration Drilling used in the June 30, 2018 Mineral Reserve and Resource Update

Composite intervals greater than 3 g/t Au weighted average, capping values per zone: E1E @ 100 g/t Au; Zone Unknown @ 70 g/t. Target areas: Eastern Extension (Eastern Ext)

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth
620-543-61	E1E	Eastern Ext	161.84	165.45	3.61	3.12	21.59	21.59	621
620-592-38	E1E	Eastern Ext	142.50	147.60	5.10	2.21	22.23	17.05	632
620-592-40	E1E	Eastern Ext	273.00	279.00	6.00	2.15	4.33	4.33	771
620-592-45	E1E	Eastern Ext	271.00	276.70	5.70	2.34	35.44	31.28	771
620-592-47	E1E	Eastern Ext	117.00	121.00	4.00	2.11	10.50	10.50	615
620-592-48	E1E	Eastern Ext	325.50	337.30	11.80	3.04	17.83	17.35	817
620-598-05	E1E	Eastern Ext	178.00	181.80	3.80	2.41	8.97	8.97	663
620-598-07	E1E	Eastern Ext	141.43	145.50	4.07	2.73	7.30	7.30	451
620-592-43	Unknown	Eastern Ext	58.12	63.00	4.88	4.53	5.61	5.61	590
620-592-40	Unknown	Eastern Ext	45.90	49.70	3.80	3.45	7.02	7.02	627
620-592-48	Unknown	Eastern Ext	48.70	55.30	6.60	1.75	8.34	7.94	631

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established.

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Table 3: Island Gold - Previously Unreleased Select Composite Intervals from Underground Delineation Drilling used in the June 30, 2018 Mineral Reserve and Resource Update

Composite intervals greater than 3 g/t Au weighted average, capping values Zone E1E @ 100 g/t Au, Eastern Extension (Eastern Ext)

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth
620-543-63	E1E	Eastern Ext	135.40	138.00	2.60	2.18	6.48	6.48	585
620-598-01	E1E	Eastern Ext	137.70	143.00	5.30	3.20	12.26	12.26	454
620-598-02	E1E	Eastern Ext	128.50	133.50	5.00	3.20	22.34	22.34	464

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